Exhibit 99.1

Live Procedure in Germany Highlights Benefits and Ease-of-Use of
MUSE™ to Top Endoscopists in Europe

Renowned gastroenterologists, Professors Messmann and Neuhaus, demonstrate transoral fundoplication with Medigus’ MUSE at Endo-Update in Augsberg, Germany

OMER, Israel, December 13, 2016 — Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the completion of a live transoral fundoplication (TF) procedure using the Medigus Ultrasonic Surgical Endostapler (MUSE™) system. The procedure was performed at the Endo-Update, one of the largest and most well-attended live endoscopy conferences in Europe, by renowned gastroenterologists from Germany, Professors Helmut Messmann, Klinikdirektor and Internist, Gastroenterologe at Klinikum Augsberg and Horst Neuhaus, MD, Head of the Department of Gastroenterology of the Evangelisches Krankenhaus in Düsseldorf, Germany.

The procedure was performed on a 34 year old male patient, who had been presenting with symptoms of GERD for five years, with no prior surgery for this condition.

“MUSE addresses an unmet need in long-term GERD care by providing a true solution between drug therapy and invasive surgical procedures,” said professor Messmann. “By addressing the anatomical cause of GERD, patients can find long-term relief from troublesome symptoms following a patient-friendly procedure, and be able to return to their daily activities within a couple of weeks.”

The MUSE system integrates the latest innovations in microvisualization, ultrasound and surgical stapling capabilities into one platform, enabling a single physician to perform transoral fundoplication for the treatment of GERD. MUSE has the potential to improve GERD-related quality of life for many patients by addressing the root cause of the disease, not just offer symptom relief, which is often in contrast to many drug therapies.

“I am pleased to demonstrate to the European gastroenterology and endoscopy communities the clinical and patient benefits of MUSE over more invasive techniques,” said professor Neuhaus. “This procedure is generally well-tolerated by most patients and the technique can be repeated if needed, which may be beneficial for patients with severe GERD.”

GERD is a common and costly disorder in Germany1, one that can increase with a person’s age. In a study of over 7,000 patients, 14% of subjects suffered moderate symptoms and 4% suffered severe symptoms.2 Because of their high prevalence, reflux symptoms are of major public health importance.2 In Germany, the impact of GERD on the ability to work as well as on overall work-related productivity has been studied and found that 61% of patients experienced reduced productivity as a consequence of their disease.3

1 Gross M, Beckenbauer U, Burkowitz J, Walther H, Brueggenjuergen B. Impact of gastro-esophageal reflux disease on work productivity despite therapy with proton pump inhibitors in Germany. Eur J Med Res. 2010;15:124-130.
2 Nocon M, Keil T, Willich SN. Prevalence and sociodemographics of reflux symptoms in Germany - results from a national survey. Aliment Pharmacol Ther. 2006;23:1601-1605
3 Gross M, Beckenbauer U, Burkowitz J, Walther H, Brueggenjuergen B. Impact of gastro-oesophageal reflux disease on work productivity despite therapy with proton pump inhibitors in Germany. Eur J Med Res. 2010;15:124-130.

“GERD can have widespread impact on a patient’s health-related quality of life. Medigus’ MUSE system has the potential to offer a meaningful solution to thousands of people who suffer with this disease in Germany and around the world,” said Chris Rowland, CEO of Medigus. “We are honored to work with leaders such as professors Messman and Neuhaus, and we thank them for their support raising awareness of this important technology amongst their peers.”

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, allowing stomach acids to rise (or reflux) into the esophagus, which causes heartburn, irritation and potentially other discomforts. GERD affects approximately 81 million Americans each year, 8.6 million of whom experience severe symptoms.4 While some patients can attain symptom relief through the use of proton pump inhibitors, or PPIs, (acid reducing medications), there is growing concern around the prolonged use of PPIs, including increased risk of renal failure5, dementia6, bone fracture and interference with the adsorption of essential vitamins and minerals.7 A persistent state of untreated GERD may lead to Barrett’s esophagus, a precancerous condition which can progress to esophageal cancer. Patients who suffer from persistent GERD are seven times more likely to develop esophageal cancer.5

About The MUSE™ System
The MUSE™ system is a flexible transoral stapler that enables a minimally-invasive procedure for the long-term treatment of GERD. The device is fully integrated with latest technological advancements in microvisualization, ultrasound and surgical stapling, which allows a single physician or surgeon to perform anterior partial fundoplication more easily than with leading laparoscopic methods. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder, and includes a handle with controls, an 80 cm flexible shaft, a 5 cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a new, rounded distal tip for easier insertion. The MUSE system is FDA cleared and CE marked for the treatment of GERD and is reimbursable in the U.S. under Current Procedural Terminology (CPT®) code 43210 for Esophagogastric Fundoplasty Trans-Orifice Approach. CPT codes are descriptive terms physicians use for reporting all medical, surgical, and diagnostic services and procedures; Category I codes are most frequently used by healthcare providers when reporting a significant portion of their services. MUSE also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.
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4 Rubenstein JH & Taylor JB. (2010). Meta-analysis: the association of oesophageal adenocarcinoma with symptoms of gastro-oesophageal reflux. Alimentary Pharmacology & Therapeutics,32(10):1222-7. doi: 10.1111/j.1365-2036.2010.04471.x. Epub 2010 Sep 23.
5 Lazarus, B., Chen, Y., Wilson, F. P., Sang, Y., Chang, A. R., Coresh, J., & Grams, M. E. (2016). Proton Pump Inhibitor Use and the Risk of Chronic Kidney Disease.JAMA Internal Medicine JAMA Intern Med, 176(2). doi:10.1001/jamainternmed.2015.7193
6 Gomm, W., Holt, K. V., Thomé, F., Broich, K., Maier, W., Fink, A., . . . Haenisch, B. (2016). Association of Proton Pump Inhibitors With Risk of Dementia. JAMA Neurology JAMA Neurol, 73(4), 410. doi:10.1001/jamaneurol.2015.4791
7 Tetsuhide Ito, MD, PhD & Robert T. Jensen, MD (2010). Association of Long-term Proton Pump Inhibitor Therapy with Bone Fractures and effects on Absorption of Calcium, Vitamin B12, Iron, and Magnesium. Current Gastroenterology Reports, 12(6): 448–457. doi:  10.1007/s11894-010-0141-0

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